Filed Pursuant to Rule 425
Registration No. 333-165533

May 10, 2010

Dear Stockholder:

According to our latest records, we have not yet received your proxy for the important Annual Meeting of Stockholders of Power-One, Inc., to be held on May 24, 2010.  Your Board of Directors recommends that stockholders vote FOR all proposals on the agenda.

Since approval of Proposal 1 requires the affirmative vote of a majority voting power of the outstanding shares, your vote is important, no matter how many or how few shares you may own.  If you fail to vote, it will have the same effect as a vote against the proposed reorganization.  If you have not done so already, please vote by signing, dating and returning the enclosed proxy card today.  Your prompt response will help avoid the expense of further solicitation.

Thank you for your cooperation.

Very truly yours,

Tina D. McKnight

Secretary

IMPORTANT — TIME IS SHORT!

If you have any questions, or need assistance in voting

your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED

TOLL-FREE, at 1-888-750-5834.

This letter does not constitute an offer to sell or the solicitation of an offer to buy any securities. New Power-One, Inc. (“New Power-One”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a proxy statement of Power-One, Inc. (the “Company”) and a prospectus of New Power-One and other documents with respect to the proposed reorganization of the Company and New Power-One.  The registration statement was declared effective by the SEC on April 26, 2010.  The Company has mailed the joint proxy statement/prospectus to Company stockholders who hold shares of Company common stock on April 19, 2010.  INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE APPLICABLE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus and other documents filed with the SEC by the Company or New Power-One through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s internet website at www.powerone.com.

The Company and its directors, executive officers and certain other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed reorganization. Information regarding the Company’s directors and executive officers is available in the registration statement and the documents and information incorporated by reference therein, including the Company’s Annual Report on Form 10-K for the year ended January 3, 2010, which was filed with the SEC on March 17, 2010.

Statements made in this letter which state the Company’s or management’s intentions, beliefs, expectations or predictions for the future are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and may include statements regarding anticipated future productivity. It is important to note that future performance and actual results could differ materially from those discussed in or underlying such forward-looking statements as a result of risks and uncertainties that cannot be predicted or quantified and that are beyond the Company’s control. Important factors that could cause actual results to differ materially include, but are not limited to: economic conditions in general and business conditions in the power supplies and renewable energy markets; foreign exchange rates; the Company’s ability to improve its operational and supply chain efficiencies; competitive factors such as pricing and technology; the timing and results achieved in completing product manufacturing transitions to Company facilities in China or other low-cost locations;  the threat of a prolonged economic slowdown or a lengthy or severe recession; continued volatility of the financial markets, including fluctuations in interest rates and trading prices of the Company’s equity securities; the results of pending legal proceedings; the Company’s ability to secure market share in higher margin, high-growth markets; the market growth of product sectors targeted by the Company as sectors of focus; and the Company’s ability to increase working capital.  Additional information concerning factors that could cause actual results to differ materially from expectations expressed in this letter are described  in the Company’s reports filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 from time to time, which  are also available through the Company’s Website at www.power-one.com or through the SEC’s Electronic Data Gathering and Analysis Retrieval System (EDGAR) at www.sec.gov. Power-One undertakes no obligation to publicly update or revise any forward-looking statement.

May 10, 2010

Dear Stockholder:

According to our latest records, we have not yet received your proxy for the important Annual Meeting of Stockholders of Power-One, Inc., to be held on May 24, 2010.  Your Board of Directors recommends that stockholders vote FOR all proposals on the agenda.

Since approval of Proposal 1 requires the affirmative vote of a majority voting power of the outstanding shares, your vote is important, no matter how many or how few shares you may own.  If you fail to vote, it will have the same effect as a vote against the proposed reorganization.  If you have not done so already, please vote by telephone, via the Internet, or by signing, dating and returning the enclosed proxy card today.  Your prompt response will help avoid the expense of further solicitation.

Thank you for your cooperation.

Very truly yours,

Tina D. McKnight

Secretary

IMPORTANT — TIME IS SHORT!

You can also vote your shares by telephone or via the Internet.

Please follow the easy instructions on the enclosed card.

If you have any questions, or need assistance in voting

your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED

TOLL-FREE, at 1-888-750-5834.

This letter does not constitute an offer to sell or the solicitation of an offer to buy any securities. New Power-One, Inc. (“New Power-One”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a proxy statement of Power-One, Inc. (the “Company”) and a prospectus of New Power-One and other documents with respect to the proposed reorganization of the Company and New Power-One.  The registration statement was declared effective by the SEC on April 26, 2010.  The Company has mailed the joint proxy statement/prospectus to Company stockholders who hold shares of Company common stock on April 19, 2010.  INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE APPLICABLE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus and other documents filed with the SEC by the Company or New Power-One through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s internet website at www.powerone.com.

The Company and its directors, executive officers and certain other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed reorganization. Information regarding the Company’s directors and executive officers is available in the registration statement and the documents and information incorporated by reference therein, including the Company’s Annual Report on Form 10-K for the year ended January 3, 2010, which was filed with the SEC on March 17, 2010.

Statements made in this letter which state the Company’s or management’s intentions, beliefs, expectations or predictions for the future are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and may include statements regarding anticipated future productivity. It is important to note that future performance and actual results could differ materially from those discussed in or underlying such forward-looking statements as a result of risks and uncertainties that cannot be predicted or quantified and that are beyond the Company’s control. Important factors that could cause actual results to differ materially include, but are not limited to: economic conditions in general and business conditions in the power supplies and renewable energy markets; foreign exchange rates; the Company’s ability to improve its operational and supply chain efficiencies; competitive factors such as pricing and technology; the timing and results achieved in completing product manufacturing transitions to Company facilities in China or other low-cost locations;  the threat of a prolonged economic slowdown or a lengthy or severe recession; continued volatility of the financial markets, including fluctuations in interest rates and trading prices of the Company’s equity securities; the results of pending legal proceedings; the Company’s ability to secure market share in higher margin, high-growth markets; the market growth of product sectors targeted by the Company as sectors of focus; and the Company’s ability to increase working capital.  Additional information concerning factors that could cause actual results to differ materially from expectations expressed in this letter are described  in the Company’s reports filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 from time to time, which  are also available through the Company’s Website at www.power-one.com or through the SEC’s Electronic Data Gathering and Analysis Retrieval System (EDGAR) at www.sec.gov. Power-One undertakes no obligation to publicly update or revise any forward-looking statement.